UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 6, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Emergent BioSolutions, Inc.

File No. 001-33137 - CF#25911

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Emergent BioSolutions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 4, 2010.

Based on representations by Emergent BioSolutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through July 18, 2012
Exhibit 10.5	through June 14, 2011
Exhibit 10.6	through September 18, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel